

August 16, 2012

Via E-mail
George Culmer
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re:** **Lloyds Banking Group plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-15246**

Dear Mr. Culmer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F the for Fiscal Year Ended December 31, 2011

Business, page 4

Other Legal Actions and Regulatory Matters, page 8

1. We note your disclosure here and on page F-98 (Note 54: Contingent Liabilities and Commitments) that the Group does not currently expect the final outcome of any such matters (legal actions) to have a material adverse effect on its financial position. Please expand your disclosure in future filings to discuss how such matters will affect your operations and cash flows.

Results of Operations – 2011, 2010, and 2009, page 18

Net Interest Income, page 21

2.   We note in footnote 1 to your table and throughout your annual report that during 2011 you revised the treatment of offset accounts and restated the average balances for 2010 and 2009. Please explain in greater detail the reason for your revision and refer us to the authoritative literature you used to support your accounting treatment.

Exposures to Selected Eurozone Countries, page 105

3.   We note that indirect risk is taken into account, where it is determined that counterparties have material direct exposures to the selected countries. We also note that you have established an Eurozone Instability Steering Group in order to monitor developments within the Eurozone on a daily basis, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group's exposures. Please expand your disclosure to discuss specific examples of indirect risk exposures identified and considered in your stress scenarios that model a sovereign debt default. To the extent possible, provide quantitative information regarding the level of indirect exposures identified and factored into your stress analysis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief